UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 10, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
DEALING IN SECURITIES BY A DIRECTOR OF ANGLOGOLD ASHANTI
LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485
–
JSE share code: ANG
CUSIP: 035128206
–
NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)

10 September 2018
NEWS RELEASE
DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI LIMITED
In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that an Executive Director has dealt in securities of the Company, after having received clearance to do so in terms of JSE Listings
Requirement 3.66.

Details of the transaction are provided below:
Name of director
Kelvin Dushnisky
Name of company
AngloGold Ashanti Limited
Nature of transaction
On-market purchase on the New York Stock Exchange
Class of security
American Depositary Receipts (ADR)
Date of transaction
4 September 2018
Number of ADRs purchased
19,450
Price per ADR
US$7.7200
Value of transaction
US$150,154.00
Date of transaction
5 September 2018
Number of ADRs purchased
9,750
Price per ADR
US$7.6599
Value of transaction
US$74,684.03
Date of transaction
5 September 2018
Number of ADRs purchased
4,935
Price per ADR
US$7.7000
Value of transaction
US$37,999.50
Date of transaction
6 September 2018
Number of ADRs purchased
15,865
Price per ADR
US$7.80
Value of transaction
US$123,747.00
Nature and extent of interest
Direct beneficial
Prior clearance to deal
Obtained

ENDS
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts
Media
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: September 10, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance